

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402**

Mail Stop 3561

April 24, 2009

C.H. Robinson Worldwide, Inc.
Chad M. Lindbloom- Senior Vice President and Chief Financial Officer
14701 Charlson Road
Eden Prairie, Minnesota 55347

      **Re: C.H. Robinson Worldwide, Inc.
              Form 10-K for the year ended December 31, 2008
              Filed February 27, 2009
              File Number: 000-23189**

              **Definitive Proxy Statement on Schedule 14A
              Filed April 2, 2009
              File Number 000-23189**

Dear Mr. Lindbloom:

      We have reviewed your filings and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2008

Item 7- MD&A

Results of Operations

2008 Compared to 2007, page 23

1. We note your discussion and analysis of costs of goods sold is significantly limited and in the context of gross profit, which does not address your expenses directly. We believe your gross profit disclosures should be supplemented with or, preferably, replaced by a discussion and analysis of costs on a stand-alone basis (not in the context of gross profit). Further, we believe such disclosure should be more comprehensive than that currently presented and include separate quantification and discussion of changes in significant components of costs of goods sold, such as direct labor and materials, production costs, indirect costs, allocated general and administrative costs, as well as independent research and development costs.

Item 8- Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 32

2. We note from the description of your business model that your personnel are an integral part of your revenue generation processes and future revenue growth. In this regard, your personnel provide the logistical support requested by your customers and their ability to provide such support is critical to your operations. Therefore, in being a service company, it appears personnel costs is a major component in providing a service activity that should be included before reporting a performance (profitability) measure and we believe that the presentation of a gross profit measure that excludes your personnel costs is not appropriate. In addition, based on the reporting by others in your industry, your presentation does not appear to conform to standard industry practice. Therefore, in absence of compelling evidence or authoritative guidance indicating that providing this performance measure would not be misleading to your investors, please discontinue your presentation of gross profit and revise your results of operations discussion in MD&A as necessary.

Definitive Proxy Statement on Schedule 14A

2008 Compensation Discussion and Analysis, page 12

Elements of Compensation, page 13

3. We note that while incentive compensation is calculated based on each individual executive's individual incentive plan, you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. In future filings, please disclose these targets and explain how your incentive awards are specifically structured around such targets. Please also note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion. Please note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

Compensation Process, page 18

4. We note that compensation decisions are based in part on consideration of market data for transportation companies. In future filings, please identify the companies that you have relied upon for benchmarking purposes, if applicable. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in the most recently-ended fiscal year, including a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
S.A.C.A.